Exhibit 99.2

TIAN RUIXIANG Holdings Ltd Announces Closing of Initial Public Offering

Beijing, China, February 1, 2021 – TIAN RUIXIANG Holdings Ltd (the “Company”), a China-based insurance broker, today announced the closing of its initial public offering (“Offering”) of 3,000,000 Class A ordinary shares at a public offering price of US$ 4 per share. The Company received aggregate gross proceeds of US$ 12 million from this Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 450,000 Class A ordinary shares at the public offering price.

The Class A ordinary shares commenced trading on the Nasdaq Capital Market on January 27, 2021 under the ticker symbol “TIRX.”

Proceeds from the Offering will be used for opening up new branches; research, development and operational investment on the Company’s new Internet insurance center, and general working capital.

Network 1 Financial Securities, Inc. and Brilliant Norton Securities Company Limited acted as the underwriters for the Offering. Hunter Taubman Fischer & Li LLC acted as counsel to the Company, and VCL Law LLP acted as counsel to Network 1 Financial Securities, Inc. in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (“SEC”) (File Number: 333-235727) and was declared effective by the SEC on January 26, 2021. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from Network 1 Financial Securities, by email at jsun@netw1.com, by calling +1 (800)-886-7007 or standard mail to Network 1 Financial Securities, 2 Bridge Avenue, Suite 241 Red Bank, NJ 07701. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC's website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About TIAN RUIXIANG Holdings Ltd

TIAN RUIXIANG Holdings Ltd, headquartered in Beijing, China, is an insurance broker operating in China. It distributes a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as automobile insurance, commercial property insurance, liability insurance; and (2) life insurance, such as individual and group life insurances. For more information, visit the company’s website at http://ir.tianrx.com/..

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Sherry Zheng

Weitian Group LLC

Phone: 718-213-7386

Email: shunyu.zheng@weitian-ir.com